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Direct Dial Number	E-mail Address
(202) 636-5804	jbonnie@stblaw.com

February 1, 2021

VIA COURIER AND EDGAR

Re:	Paysafe Limited
Registration Statement on Form F-4
Filed December 21, 2020
File No. 333-251552

Donald E. Field
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Field:

On behalf of Paysafe Limited (“Paysafe”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement marked to show changes from the Registration Statement filed on December 21, 2020. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes. In addition, Paysafe has filed certain exhibits with Amendment No. 1. Paysafe advises the Staff that it will file any remaining required

Securities and Exchange Commission	2	February 1, 2021

exhibits in one or more future amendments. Paysafe understands that the Staff requires a reasonable amount of time for review.

In addition, we are providing the following responses to your comment letter, dated January 20, 2021, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1. The responses and information described below are based upon information provided to us by Paysafe. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

Registration Statement on Form F-4 Filed December 21, 2020

Cover Page

1.	Please revise to highlight the risk factor cross-reference by prominent type or in another manner. Please also include a page number reference. Refer to Item 501(b)(5) of Regulation S-K.

Paysafe has revised the cover page to highlight the risk factor cross-reference in prominent type and to also include a page number reference.

Q. Why is FTAC proposing the Business Combination?, page 14

2.

We note your disclosure that Paysafe is a leading, global pioneer in digital commerce with over $98 billion in volume processed in 2019 and $73 billion processed for the nine months ended September 30, 2020. Please revise the third paragraph of this section to balance your volume processed disclosure with Paysafe’s revenue and net losses for the referenced periods. Please also revise the Summary section in an appropriate location and the Overview section on page 195 accordingly.

Paysafe has revised the disclosure on pages 15, 28 and 198 to include Paysafe’s revenue and net losses for the referenced periods.

3.	We note your disclosure on page 47 that the company focuses on specialized and high-risk industry verticals, including iGaming (which encompasses a broad selection of

Securities and Exchange Commission	3	February 1, 2021

online betting related to sports, esports, fantasy sports, poker and other casino games), digital trading, cryptocurrencies, nutraceuticals, Cannabidiol (CBD) products and multi-level marketing. We also note that such verticals represented approximately $640 million, or 45%, of your revenue for the year ended December 31, 2019. Please revise the third paragraph of this section and the Summary section in an appropriate location to disclose the company’s focus on these specialized and high-risk industry verticals.

Paysafe has revised the disclosure on pages 15 and 28 and 198 to include our focus on the specialized and high-risk industry verticals of iGaming, digital trading, cryptocurrencies, nutraceuticals, CBD products and multi-level marketing.

Parties to the Business Combination, page 26

4.

We note that post-combination the company will be controlled by a number of principal shareholders or shareholder groups. In this regard, we note the new shareholders agreement and allocation of board of directors representation. Please revise to disclose the principal shareholders or shareholder groups which will control the company post-combination.

Paysafe has revised the disclosure on pages 28 and 33 to address the matters identified in the Staff’s comment.

Structure of the Transactions, page 28

5.

Please revise to briefly summarize the private placement and the PIPE investment which appear integral to the financing of the transaction. Please include enough detail so that shareholders understand the terms of the financing transactions and the involved parties to include related investors and funds.

Paysafe has revised the disclosure on page 29 to summarize the private placement and the PIPE Investment.

Organizational Structure, page 31

6.

Please refer to the company ownership structure chart immediately following the consummation of the business combination. Please revise to disclose the relative ownership percentages for the four different shareholder contingency groups. Please also revise the chart on page 112 accordingly.

Paysafe has revised the post-combination organizational structure diagram on pages 33 and 114 to address the matters identified in the Staff’s comment.

7.

We note that post-combination that the company will be a controlled company under NYSE rules and that your principal shareholders will control a majority of the company’s voting power. Please revise the post-combination structure chart, by footnote or

Securities and Exchange Commission	4	February 1, 2021

otherwise, to disclose that the company will be a controlled company and to disclose the principal shareholders or shareholder groups, including their relative ownership percentages, who will control the post-combination company.

Paysafe has revised the post-combination organizational structure diagram on pages 33 and 114 to address the matters identified in the Staff’s comment.

Comparative Per Share Data, page 43

8.	Please revise to include selected financial data or explain why this disclosure is not required. Refer to the guidance in Item 3(d) of Form F-4.

Paysafe acknowledges the Staff’s comment and advises the Staff that at this time Paysafe does not anticipate seeking effectiveness of the Registration Statement prior to the effectiveness on February 10, 2021 of the Securities and Exchange Commission’s final rule eliminating Item 3.A of Form 20-F (Release No. 33-10890).

Merger Consideration

Consideration Paid to FTAC Stockholders—Effects of the Merger, page 112

9.

We note your disclosure that the shareholders of FTAC are being asked to approve the issuance of the FTAC Class C Common Stock in exchange for the warrants held by the founders in connection with the business combination pursuant to a NYSE rule. Please revise the third paragraph to disclose the ownership percentage the FTAC Class C Common Stock represent upon issuance or conversion. Please also revise to clarify the ownership percentage such shares could represent in the post-combination company.

Paysafe has revised the disclosure on pages 34 and 115 to disclose the ownership percentage of the FTAC Class C Common Stock upon issuance and to clarify the ownership percentage such shares could represent in the post-combination company.

Background of the Business Combination, page 127

10.

We note that FTAC shareholders are voting to approve the proposed business combination and essentially their equity ownership percentage in the post-combination company. We also note certain instances where the discussion references that the parties discussed or proposed different pro forma equity ownership calculations or changed the transaction structure or financing to ensure a certain pro forma equity ownership outcome. In each case, no specific details are disclosed. Please revise this section to more clearly detail how the FTAC shareholder’s equity ownership percentage was specifically negotiated and ultimately determined.

Paysafe has revised the disclosure on page 131 to detail how the FTAC shareholder’s equity ownership percentage was determined.

Securities and Exchange Commission	5	February 1, 2021

11.

We note that FTAC hired RBC to act as its financial adviser related to the proposed transactions. Please revise the discussion to discuss in greater detail the role RBC played in the proposed transactions. We note that RBC didn’t deliver a fairness opinion; revise to clarify whether RBC prepared and delivered any reports to the FTAC board of directors regarding the final proposed transaction.

Paysafe has revised the disclosure on pages 130-131 to clarify that RBC Capital Markets, LLC did not prepare or deliver any reports to the FTAC board of directors. Paysafe respectfully submits that the disclosure, as revised by Amendment No. 1, accurately describes the role RBC Capital Markets, LLC played in the proposed transactions.

12.

Elaborate upon the discussion where one of the members of the FTAC Board reviewed with the other members of the FTAC Board the enhancements to the terms of the transaction structure, strategic rationale for the transaction, financials, base returns, comparison to other comparable transactions and key opportunities for change and transformation in the Paysafe business, including organic expansion, acquisition opportunities and cost savings. If any of these factors were used as a basis to recommend approval of the transaction, please revise to discuss these factors in greater detail, such as base returns, comparable transactions or cost savings.

Paysafe has revised the disclosure on page 134 to elaborate and discuss such factors in greater detail.

Interests of FTAC’s Directors and Officers in the Business Combination, page 138

13.

Please refer to the fourth bullet. We note that in connection with the PIPE investment the FNF Subscribers and Cannae Holdings are each entitled to certain fees based on their subscription amounts. Please revise to quantify the respective fees that each investor will earn based on their respective PIPE investments. Please also revise the prospectus throughout accordingly.

Paysafe has revised the disclosure on pages 38, 87 and 141 to quantify the respective fees.

14.

We note that post-combination the founders of FTAC and related entities will own a substantial percentage of the company as a result of their original ownership in FTAC, the private placement and the PIPE investment. Please revise to clarify the post-combination ownership of the founders and any related entities in the post-combination company on a consolidated basis.

Paysafe has revised the disclosure on pages 38, 87 and 142 to clarify the post-combination ownership.

Securities and Exchange Commission	6	February 1, 2021

Unaudited Pro Forma Condensed Combined Financial Information

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 179

15.	We refer you to adjustment M. Please help us understand how you arrived at the debt to be repaid in the amount of $1,117,275. Please explain the timing of this repayment.

Paysafe has revised adjustment M on page 183 to clarify how it arrived at the debt to be the repaid in connection with the Business Combination and to explain the timing of such debt repayment. As noted in “Description of Certain Indebtedness” in the Registration Statement, Paysafe intends to use a portion of the Closing Cash Consideration to repay contemporaneously with the Closing of the Business Combination certain outstanding indebtedness under its Second Lien Term Loan and First Lien Term Loan. Therefore, in accordance with Article 11 of Regulation S-X, Paysafe included this planned debt repayment as a pro forma adjustment.

The Merger Agreement specifies that the amount of debt to be repaid, or Debt Repayment Amount, is equal to the excess of (i) the Company Net Debt Amount over (ii) the Specified Net Debt Amount, or $1.805 billion. Paysafe’s calculations of the estimated Debt Repayment Amount in order to prepare the unaudited pro forma financial information contained in the Registration Statement are as follows (amounts in thousands):

• Estimated USD First Lien:	$1,497,650
• Estimated USD Second Lien:	$250,000
• Estimated EUR First Lien:	$1,229,080
• Estimated EUR Second Lien:	$250,191
• Less: Estimated Cash and cash equivalents:	($304,646)

• Subtotal: Estimated Company Net Debt:	$2,922,275
• Less: Specified Net Debt Amount per Merger Agreement:	($1,805,000)

• Estimated Debt Repayment Amount:	$1,117,275

The estimate of the Debt Repayment Amount includes certain assumptions around scheduled principal and interest payments as well as projected movements in working capital. As disclosed in the Registration Statement, Paysafe believes such assumptions and estimates underlying this particular and other adjustments described in “Unaudited Pro Forma Condensed Combined Financial Information” in the Registration Statement are reasonable and represent the best information available as of the date of the filing.

In accordance with the Merger Agreement, Paysafe will prepare a closing statement at least two (2) business days prior to the Closing Date setting forth its calculation of the Company Net Debt Amount. This calculation will contain the specific debt that will be repaid at Closing in order to satisfy the Debt Repayment Amount.

Securities and Exchange Commission	7	February 1, 2021

Key Verticals & Trends, page 201

16.

We note that your key verticals include iGaming and Gaming. Please revise to disclose the revenue generated from each vertical for the financial periods included in the prospectus so investors can appreciate the size and revenue contribution of your key verticals.

Paysafe has revised the disclosure on pages 204-206 to disclose the revenue generated from its iGaming and Gaming verticals for the financial periods included in the prospectus. Paysafe supplementally advises the Staff that it has identified iGaming and Gaming as its key verticals because Paysafe believes there is significant market potential for growth and expansion in these areas, and Paysafe is committed to focus on opportunities for organic and inorganic growth in iGaming and Gaming. Paysafe has revised the disclosure on page 204 to so clarify.

Pi Jersey Holdco 1.5 Limited

Notes to the Consolidated Financial Statements

5. Intangible assets, page F-29

17.

You disclose on page F-13 the estimated useful lives for customer relationships have a range from 2 to 22 years. Please explain to us the nature of customer relationships, the specific factors that you considered in estimating the useful lives and why estimated useful lives of up to 22 years were considered reasonable for certain customer relationships in your situation. We note from your disclosure that customer relationships acquired during the years ended December 31, 2019 and 2018 have useful lives of 5 to 13 years. We also note a majority of the impairment loss recorded in 2019 and for the nine months ended September 30, 2020 were related to a deterioration in forecasted cash outflows and higher than anticipated attrition rates of your customer relationships. Refer to ASC 350-30-35.

Paysafe acknowledges the Staff’ comment and advises the Staff that customer relationship intangible assets comprise relationships with merchants and end-user customers. These intangible assets originate from acquisitions of businesses or acquisitions of individual merchant portfolios and the value is derived from the future expected earnings or savings that are directly attributable to the relationship. Over 70% of customer relationship intangible assets are comprised of merchant relationships.

•

Merchant Relationships: Paysafe has both direct merchant relationships as well as indirect merchant relationships through third parties, such as independent sales organizations (“ISO”). The nature and duration of direct merchant relationships can vary by size as larger established merchants generally have lower attrition rates than smaller merchants. The nature of indirect merchant relationships is such that Paysafe has an indirect relationship with a merchant through an ISO who is responsible for on-boarding new merchants and providing access to multiple merchants and large volumes of transactions. This indirect merchant base is generally comprised of middle market merchants that are established and process large sales volumes. As such, the variation in merchant characteristics of direct and indirect merchant relationships results in different margins and attrition profiles.

•

End User Customer Relationships: An end-user customer relationship is a direct relationship with an end-user of a service. The nature and duration of end-user customer relationships can vary by customer trends and behaviors, such as sales transaction volume. Based on historical experience, customers that transact in high dollar sales volume at one time are more likely to be frequent, recurring customers than those that transact in low dollar sales volume at one time and therefore have a different attrition profile.

In estimating the useful lives of customer relationships, Paysafe considered all the relevant factors from ASC 350-30-35, in addition to the example for determining the useful life a customer relationship provided in ASC 350-30-55-28F. More specifically, Paysafe considers the expected use of the asset as described above; legal, regulatory and contractual provisions; historical attrition rates of the customer relationships, as well as Paysafe’s historical experience in renewing or extending similar customer relationships; and economic factors. In addition, as the income approach was used to determine the fair value of customer relationship assets, we considered the period over which expected cash flows attributable to the customer relationship would be generated. Further, Paysafe engages external valuation consultants to assist in the useful life determination of intangible assets acquired through a business combination.

Securities and Exchange Commission	8	February 1, 2021

The upper range of estimated useful lives of 22 years applies to one intangible asset representing a direct merchant relationship acquired through a business combination, which had a net book value of $3.1 million (original cost of $3.4 million) as of December 31, 2019. This useful life was determined based on the nature of the relationship, management’s review of historical attrition rates, Paysafe’s historical experience with other merchant relationships and the period over which a majority of the cash flows attributable to the customer relationship would be generated. This useful life is an outlier compared to the useful lives of other customer relationships due to the higher concentration of a consistent merchant base representing a smaller number of longstanding merchants with a history of low attrition. Further, this customer relationship relates to a non-core business and was disposed of in the fourth quarter of 2020; therefore, the customer relationship is no longer on Paysafe’s balance sheet as of December 31, 2020.

As noted in the disclosure on page F-30 of the Registration Statement, the weighted average useful lives of customer relationships acquired in 2019 and 2018 is 5 years and 13 years, respectively. The weighted average useful life of all Paysafe’s customer relationships as of December 31, 2019 was approximately 10 years and over 95% of the net book value of customer relationship intangibles assets have a useful life of 15 years or less.

In 2020 and 2019, Paysafe’s customer relationships were assessed for impairment indicators, and useful lives reassessed in accordance with ASC 350-30-35. This assessment resulted in over 75% of the net book value of the customer relationship portfolio being tested for impairment during 2019 and 2020, and no impairment losses were recognized for the 22 year customer relationship described above. The disclosures referencing deteriorated cash flows and higher than anticipated attrition rates were related to assets that had useful lives between 3 and 7 years.

Securities and Exchange Commission	9	February 1, 2021

Signatures, page II-5

18.	Please revise to include the signature of your authorized representative in the United States. Refer to Instruction 1 to Signatures on Form F-4.

Paysafe has revised the Registration Statement to include a signature of its authorized representative in the United States.

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Please do not hesitate to call me at 202-636-5804 or William R. Golden III at 202-636-5526 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Joshua Ford Bonnie

cc:	Securities and Exchange Commission
Mara Ransom
Scott Stringer
Lyn Shenk

Paysafe Limited
Philip McHugh
Izzy Dawood

Weil, Gotshal & Manges LLP
Michael J. Aiello
Eoghan P. Keenan